JONATHAN D. LEINWAND, P.A.	18305 Biscayne Blvd. Suite 200 Aventura, FL 33160 Tel: (954) 903-7856 Fax: (954) 252-4265
E-mail: jonathan@jdlpa.com

April 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Robert Augustin,
Abby Adams

Re:	Quantumzyme Corp.
Offering Statement on Form 1-A Filed February 29, 2024 File No. 024-12403

Ladies and Gentlemen:

We are submitting this letter on behalf of Quantumzyme Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated March 14, 2024, relating to the Company’s Offering Statement on Form 1-A (File No. 024-12403) filed with the Commission on February 29, 2024 (the “Offering Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Additionally, the Company has amended its Offering Statement to reflect and address Staff’s comments as necessary, the Company’s Amendment No. 1 to the Offering Statement (“Amendment No. 1”) is being filed concurrently herewith.

Offering Statement on Form 1-A

Cover Page

1. Please revise your cover page to disclose the differences between the common stock being offered and your Series A and Series B preferred stock, including any disparate voting and dividend rights. Also disclose the number of shares outstanding of each series. We note your disclosure in Note 4 on page 33 regarding the voting rights and control of Mr. Kulkarni. Please also revise the cover page to disclose that Mr. Kulkarni controls the company, disclose his beneficial ownership percentages and the amount of voting power he will own following the completion of the offering. Also provide this disclosure in the offering circular summary and revise the risk factors to disclose the associated risks.

                 In response to the Staff’s comment, the Company has revised its disclosure on the cover page reflect the information concerning the Company’s disparate classes of shares, including voting right, dividends, etc. Additionally, we have added disclosure regarding voting and control of the Company, the enhanced disclosure includes an additional risk factor relating to the same.

Description of Business

The Quantumzyme Solution, page 24

2. Please generally revise the business section to describe the business you engage in and the business you intend to engage in. Please be more specific in describing the products or services you offer or intend to offer, their stage of development, if there is a principal market you intend to target, and how your products would be distributed. Refer to Item 7(a)(1) of Form 1-A. For example, we note the discussion of QZyme Workbench. Please revise to clarify if you created this technology or license it from another source. Clarify how the technology relates to your business. If this is technology under development by you, please revise to disclose the stage of development and additional steps needed until it is ready to be commercialized. Please revise to clarify the core features of the technology depicted in the graphic on page 25. Please revise the text to the right of the graphic to clarify how it relates to your product and the significance of the bolded language. For example, clarify whether it is significant that the 3D model created by algorithms does not have exact structural information.

In response to the Staff’s comment, the Company has revised its disclosure discussion to address and enhance our disclosure relating to our present a future business plans and our intended plan of operation.

3. We note your discussion of your 5 step development plan. Please expand your disclosure to briefly describe what the program is and the different phases of the program so that an investor will understand the stage at which you are developing this technology.

In response to the Staff’s comment, the Company has revised its expand to briefly describe the Company’s current programs and the different phases of each program we are in developing our technology.

4. Please revise the discussion of your business to define or explain specialized terms at first use, including biotransformation, biocatalysis, and legacy reactions.

In response to the Staff’s comment, the Company has revised its “definitions” disclosure to define and explain specialized terms.

Our Technology, page 25

5. We note that the company "seeks daily to understand the science involved in enzyme engineering which [you] will evolve and incorporate into [your] plan of operations," the references to current and future projects, and that, "[a]s a biotransformation company [you] will constantly focus and seek to implement [your] advances in the following selected areas to continually drive and advance the growth of Quantumzyme." Please substantially expand the discussion of the selected areas to address each of the categories identified describe your advances and how you intend to implement them. In doing so, clarify what expertise you have in "the science involved in enzyme engineering," and the current efforts to gain understanding in that area. Finally, clarify the current projects you reference here.

In response to the Staff’s comment, the Company has revised its disclosure to expand on the discussion of the selected areas of anticipated growth and how we intend to implement the same and we have clarified our current projects.

Government Regulation, page 26

6. Please revise to clarify whether there are existing or anticipated government regulations affecting your business, and if so, describe the material regulations and their effects. Refer to Item 7(a)(2) of Form 1-A.

In response to the Staff’s comment, the Company has revised its disclosure to clarify our understanding of the existing and anticipated government regulations that may affect our business.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 954-903-7856.

Very Truly Yours,

	By:	/s/ Jonathan Leinwand, Esq.
Jonathan Leinwand, Esq.

Cc: Quantumzyme Corp.

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